Mail Stop 3561

May 22, 2007

Tom D. Kilgore
Chief Executive Officer
Tennessee Valley Authority
400 W. Summit Hill Drive
Knoxville, Tennessee 37902

  Re: **Tennessee Valley Authority**
    Response Letter dated April 24, 2007
    Form 10-K for the fiscal year ended September 30, 2006
    Filed December 15, 2006
    File No. 0-52313

Dear Mr. Kilgore:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

   Please note that the page numbers refer to the draft marked copy that you provided to us.

Item 7. Management's Discussion and Analysis, page 50

1. We note your response to comment 7 in our letter dated March 12, 2007. Please revise to provide more detail regarding your outstanding debt securities, including the principal amount, interest rate, maturity and market information. For ease of understanding, please consider including this information in a tabular format. We note that you have provided some of this information in Note 9 to your financial

statements, however, simply referring readers to this Note without explaining what they can find there is insufficient.

Item 11. Executive Compensation, page 138

2. We note your response to comment 17 in our letter dated March 12, 2007. Please revise so that the compensation discussion and analysis appears before the compensation tables. Refer to Section II.B.1 of SEC Release 33-8732A.

Compensation Discussion and Analysis, page 140

3. We note that you use performance goals. Please discuss how difficult it will be for the executive or how likely it will be for you to achieve the undisclosed target levels or goals. Please also discuss any discretion that may be exercised in granting such awards absent attainment of the stated performance goal. Refer to Instruction 4 to Item 402(b) of Regulation S-K.

4. Please elaborate upon your discussion of how you determine the amount you allocate for payments of bonuses in the context of base compensation. Refer to Item 402(b)(1)(v) of Regulation S-K.

Summary Compensation Table, page 145

5. Please describe any agreements or arrangements regarding salary and bonus. Refer to Item 402(e)(1)(i) of Regulation S-K.

Other Agreements, page 152

6. Please revise to quantify the value of the lump sum amount payable to Mr. Kilgore. Refer to Item 402(j)(2) of Regulation S-K. For ease of understanding, please consider presenting the information under this section in tabular format.

Compensation Committee Report, page 153

7. We note your response to comment 16 in our letter dated March 12, 2007. Please revise to state whether the compensation committee reviewed and discussed the compensation discussion and analysis with management. Refer to Item 407(e)(5)(i)(A) of Regulation S-K.

<u>Related Party Transactions, page 164</u>

8. We note that you describe your conflicts of interest policy. Please revise to describe your policies and procedures for review, approval or ratification of related party transactions, or state that you do not have a policy. Refer to Item 404(b) of Regulation S-K.

* * * *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

    You may contact Sarah Goldberg, Staff Accountant, at (202) 551-3340 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Peggy Kim, Attorney-Advisor, at (202) 551-3411, or Ellie Quarles, Special Counsel, at (202) 551-3238 with any other questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director